(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:

CUSIP Number:

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Heritage Bankshares, Inc.
Full Name of Registrant

Former Name if Applicable

200 East Plume Street
Address of Principal Executive Office (Street and Number)

Norfolk, Virginia 23510
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Heritage Bankshares, Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (the “Form 10-QSB”) by the prescribed filing deadline without unreasonable effort or expense. As reported in Forms 12b-25 filed on April 1, 2005 (with respect to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004) and on May 17, 2005 (with respect to its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005), the Registrant installed a new management team in February 2005. The new management team subsequently discovered certain accounting errors in financial statements for the quarters ending March 31, 2004, June 30, 2004 and September 30, 2004, as well as the financial information for the quarter and year ended December 31, 2004. (Please refer to Form 8-K filed on March 30, 2005 for additional detail with respect to this matter.) The Registrant’s management team and independent auditors need additional time to correct the errors in financial statements for the periods referenced above and prepare the applicable financial statements, as well as to prepare and file its Form 10-KSB for the fiscal year ended December 31, 2004 and Form 10-QSB for the quarter ended March 31, 2005; accordingly, the Registrant will be unable to complete and file the Form 10-QSB on a timely basis without unreasonable effort or expense. The Registrant does not expect that it will be able to file the Form 10-QSB within the 5 day period provided under Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Ives	757	523-2600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

As described above, the Registrant has not yet filed its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 or its Form 10-QSB for the quarter ended March 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Heritage Bankshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2005	By	/s/ Michael S. Ives
Michael S. Ives, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).